December 4, 2013

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 16 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 16 to the Registration Statement on Form S-1 filed on May 24, 2013 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated June 3, 2013 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 17 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Industry and Market Data, page 2

Ryerson End Market Outlook, page 4

1.	Comment: Please revise to balance your disclosure regarding your end market outlook on page 4 by disclosing here that your revenue for the first quarter of 2013 decreased 20.6% compared to the first quarter of 2012 due to weaker economic conditions in the metals market.

Response: The Company has revised the Registration Statement on pages 4 and 69, with updated disclosure comparing the revenue for the first nine months of 2013 with the first nine months of 2012, to comply with the Staff’s comment.

Metals Pricing, page 4

2.	Comment: Please revise to balance your disclosure regarding metals pricing on page 4 by disclosing here that your average selling price decreased 10.3% in the first quarter of 2013 compared to the first quarter of 2012 due to decreases in metals prices across all of your products, with some of the largest decreases in your steel products.

Response: The Company has revised the Registration Statement on pages 4 and 70, with updated disclosure comparing the average selling price in the first nine months of 2013 with the first nine months of 2012, to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2013

The Sponsor, page 9

3.	Comment: We note from the disclosures on pages 9 and 10 and elsewhere in the registration statement that the Company will enter into a restated investor rights agreement with Platinum in connection with the closing of the Company’s planned public offering. Please revise MD&A and the notes to the Company’s financial statements to disclose the terms of the investor rights agreement that will be entered into with Platinum in connection with the offering.

Response: The Company has revised the Registration Statement on pages 60, F-39 and F-64 to comply with the Staff’s comment.

Contractual Obligations, page 49

4.	Comment: We note your response to our prior comment 8. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the pro forma table of contractual obligations in the Registration Statement to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum once the Company determines the expected amounts with respect to each of the payments it intends to make using the offering proceeds.

Report of Independent Registered Public Accounting Firm, page F-2

5.	Comment: We note your response to our prior comment 9, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company will remove the restrictive legend included on both the report and the consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Note 20. Subsequent Events, page F-41

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2013

6.	Comment: We note your response to our prior comment 10 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President
Cristopher Greer, Esq.